KCG Americas LLC
Index
December 31, 2016

(in thousands)

Assets		
Cash and cash equivalents	$	184,147
Cash segregated under federal and other regulations		3,000
Financial instruments owned, at fair value, including securities pledged to		
counterparties that had the right to deliver or repledge of $313,855		2,206,714
Collateralized agreements:		
Securities borrowed		1,666,038
Financial instruments purchased under agreements to resell		4,111
Receivable from brokers, dealers and clearing organizations		552,292
Deposits with exchange clearing organizations		15,668
Receivable from customers		20,832
Fixed assets and leasehold improvements		
less accumulated depreciation and amortization of $47,786		14,334
Goodwill and intangible assets, less accumulated amortization of $80,814		65,641
Deferred tax assets, net		20,147
Assets of business held for sale		8,194
Other assets		37,695
Total assets	$	4,798,813

Liabilities and Member's Equity		
Liabilities		
Financial instruments sold, not yet purchased, at fair value	$	1,907,469
Collateralized financing agreements:		
Securities loaned		376,128
Financial instruments sold under agreements to repurchase		1,015,000
Other collateralized financings		100,000
Payable to brokers, dealers and clearing organizations		224,259
Accrued compensation expense		84,271
Payable to affiliates		4,135
Payable to customers and non-customers		25,346
Accrued expenses and other liabilities		44,916
Total liabilities		3,781,524
Commitments and contingent liabilities (Note 20)		
Subordinated borrowings		250,000
Member's equity		767,289
Total liabilities and member's equity	$	4,798,813

The accompanying notes are an integral part of these financial statements.